                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 3)

                  Under the Securities Exchange Act of 1934


                        DRUMMOND FINANCIAL CORPORATION
------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 126 60E 105
------------------------------------------------------------------------------
                                (CUSIP Number)


       Michael J. Smith, 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                          Telephone (41 22) 818 2999
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                              October 23, 1998
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                             Page 2 of 7 Pages

CUSIP No.    126 60E 105
          -------------------------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

       MFC Bancorp Ltd.
    ----------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                  ------------------------------------------------

4)  Source of Funds    AF
                     ---------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    --------------------------------------------------------------------------

6)  Citizenship or Place of Organization   Yukon Territory, Canada
                                          ------------------------------------

Number of                  (7)  Sole Voting Power         95,000
Shares Bene-                                       ---------------------------
ficially                   (8)  Shared Voting Power       1,249,250
Owned by                                             -------------------------
Each Reporting             (9)  Sole Dispositive Power    95,000
Person                                                  ----------------------
With                      (10) Shared Dispositive Power   1,249,250
                                                         ---------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person  1,344,250
                                                                 -------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    --------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)    49.4%
                                                        ----------------------

14) Type of Reporting Person               CO
                              ------------------------------------------------

                                                             Page 3 of 7 Pages

CUSIP No.   126 60E 105
          ----------------------------------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

          Constable Investments Ltd.
    ----------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a) [   ]
    (b) [ X ]

3)  SEC Use Only
                  --------------------------------------------------

4)  Source of Funds   WC
                    ------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    --------------------------------------------------------------------------

6)  Citizenship or Place of Organization   Tortola, British Virgin Islands
                                         -------------------------------------

Number of                  (7)  Sole Voting Power         0
Shares Bene-                                      ----------------------------
ficially                   (8)  Shared Voting Power       308,350
Owned by                                            --------------------------
Each Reporting             (9)  Sole Dispositive Power    0
Person                                                 -----------------------
With                       (10) Shared Dispositive Power  308,350
                                                         ---------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person  308,350
                                                                 -------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    --------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)    11.3%
                                                        ----------------------

14) Type of Reporting Person               CO
                             ------------------------------------------------

                                                             Page 4 of 7 Pages

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of Drummond Financial Corporation ("Drummond"), a Delaware corporation, having a principal executive office at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC") and Constable Investments Ltd. ("Constable"). MFC operates in the financial services segment and has a principal business and office address at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland. Constable is a wholly-owned operating company of MFC and has a principal business and office address at 8 Queensway House, Queen Street, St. Helier, Jersey, Channel Islands, JF2 4WD. See Item 6 on pages 2 and 3 of this Schedule 13D/A for the jurisdiction of organization of MFC and Constable.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of MFC and Constable. Sanne Trust Company Limited ("Sanne") is the corporate secretary of Constable and is a corporation organized pursuant to the laws of the Channel Islands. Sanne operates as a corporate secretary and nominee and has a principal business and office address at 8 Queensway House, Queen Street, St. Helier, Jersey, Channel Islands, JE2 4WD.



                        RESIDENCE OR                 PRINCIPAL
     NAME             BUSINESS ADDRESS               OCCUPATION            CITIZENSHIP
--------------------------------------------------------------------------------------
Michael J. Smith    6 Rue Charles-Bonnet,        Director, President       British
                    1206 Geneva, Switzerland     and Chief Executive
                                                 Officer of MFC
--------------------------------------------------------------------------------------
Roy Zanatta         2 Stratford Place            Director and              Canadian
                    London, England              Secretary of MFC
                    United Kingdom, W1N 9AE
--------------------------------------------------------------------------------------
Sok Chu Kim         1071 - 59 Namhyun-Dong,      Director of Korea         Korean
                    Gwanak-Kn, Seoul, Korea      Liberalization Fund Ltd.
--------------------------------------------------------------------------------------
Julius Mallin       256 Jarvis Street,           Retired Businessman       Canadian
                    Apt. 8D, Toronto, Ontario,
                    Canada  M5B 2J4
--------------------------------------------------------------------------------------
Oq-Hyun Chin        3,4 Floor, Kyung Am Bldg.,   Business Advisor,         Korean
                    831-28 Yeoksam-Dong,         The Art Group Architects
                    Kangnam-Ku, Seoul, Korea     & Engineers Ltd.
--------------------------------------------------------------------------------------
Diana Beaumont      La Seigneurie, Sark,         Corporate Director        British
                    Channel Islands
--------------------------------------------------------------------------------------
Jonathan Charles    La Jaspellerie, Sark,        Hotelier                  British
Brannam             Channel Islands
--------------------------------------------------------------------------------------

                                                             Page 5 of 7 Pages

During the last five years, neither MFC or Constable nor, to the knowledge of MFC or Constable, any of their officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

MFC and Constable have executed a joint filing agreement consenting to the joint filing of this Schedule 13D/A. Such agreement is filed as Exhibit 1 to this Schedule 13D/A and is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Constable has paid an aggregate of approximately $8,354 or $0.13 per share for 65,000 shares of common stock of Drummond. The purchase price was paid from Constable's cash reserves.

ITEM 4.  PURPOSE OF TRANSACTION.

Constable has acquired the shares of Drummond for investment purposes. At this time, neither MFC or Constable nor, to the knowledge of MFC or Constable, any of their directors or executive officers, have the intention of acquiring additional shares of Drummond, although MFC and Constable reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither MFC or Constable nor, to the knowledge of MFC or Constable, any of their directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D/A dated July 27, 1998 filed by MFC, MFC was the beneficial holder of 1,279,250 shares of common stock of Drummond. On October 23, 1998, Constable acquired 65,000 shares of common stock of Drummond for approximately $0.13 per share or an aggregate purchase price of approximately $8,354. As a result, Constable beneficially owns, and has the shared power with MFC to direct the vote and disposition of, 308,350 shares of common stock of Drummond, which represents approximately 11.3% of Drummond's issued and outstanding shares of common stock. MFC beneficially owns, and has the shared power to direct the vote and disposition of, an aggregate of 308,350 shares of common stock of Drummond with Constable and 940,900 shares of common stock of Drummond with Ballinger Corporation, and has the sole power to direct the vote and disposition of 95,000 shares of common stock of Drummond, representing approximately 49.4% of Drummond's issued and outstanding shares of common stock.

                                                             Page 6 of 7 Pages

To the knowledge of MFC and Constable, none of its directors or executive officers have any power to vote or dispose of any shares of common stock of Drummond, nor did they, MFC or Constable effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit Number        Description
  --------------        -----------

        1               Joint Filing Agreement between MFC Bancorp Ltd.
                        and Constable Investments Ltd. dated October 30, 1998.

                                                             Page 7 of 7 Pages


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     October 30, 1998
                                           -----------------------------------
                                                           (Date)

                                                      MFC BANCORP LTD.

                                           By:      /s/ Michael J. Smith
                                           -----------------------------------
                                                        (Signature)

                                                Michael J. Smith, President
                                           -----------------------------------
                                                      (Name and Title)



                                                      October 30, 1998
                                           -----------------------------------
                                                           (Date)

                                                 CONSTABLE INVESTMENTS LTD.

                                           By:      /s/ Michael J. Smith
                                           -----------------------------------
                                                        (Signature)

                                                Michael J. Smith, Director
                                           -----------------------------------
                                                      (Name and Title)

                                EXHIBIT INDEX


  Exhibit Number        Description
  --------------        -----------

        1               Joint Filing Agreement between MFC Bancorp Ltd.
                        and Constable Investments Ltd. dated October 30, 1998.